UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Cyren LTD

(Name of Issuer)
Common Stock

(Title of Class of Securities)
M26895108

(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M26895108	SCHEDULE 13G/A	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS Diker GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,461,098
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,461,098
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,461,098
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.8%
12		TYPE OF REPORTING PERSON (See Instructions) OO*

*The Reporting Person, as defined below, is affiliated with a Registered Investment Adviser but has elected to file Schedule 13G/A nonetheless. As an affiliate of a Registered Investment Adviser, the Reporting Person disclaims all beneficial ownership of these shares, and in any case, disclaims beneficial ownership of these shares except to the extent of the Reporting Person's pecuniary interest in the shares.

CUSIP No. M26895108	SCHEDULE 13G/A	Page 3 of 11 Pages

1		NAME OF REPORTING PERSONS Diker Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,461,098
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,461,098
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,461,098
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.8%
12		TYPE OF REPORTING PERSON (See Instructions) IA*

*The Reporting Person, as defined below, is affiliated with a Registered Investment Adviser but has elected to file Schedule 13G/A nonetheless. As an affiliate of a Registered Investment Adviser, the Reporting Person disclaims all beneficial ownership of these shares, and in any case, disclaims beneficial ownership of these shares except to the extent of the Reporting Person's pecuniary interest in the shares.

CUSIP No. M26895108	SCHEDULE 13G/A	Page 4 of 11 Pages

1		NAME OF REPORTING PERSONS Charles M. Diker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,461,098
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,461,098
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,461,098
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.8%
12		TYPE OF REPORTING PERSON (See Instructions) IN*

*The Reporting Person, as defined below, is affiliated with a Registered Investment Adviser but has elected to file Schedule 13G/A nonetheless. As an affiliate of a Registered Investment Adviser, the Reporting Person disclaims all beneficial ownership of these shares, and in any case, disclaims beneficial ownership of these shares except to the extent of the Reporting Person's pecuniary interest in the shares.

CUSIP No. M26895108	SCHEDULE 13G/A	Page 5 of 11 Pages

1		NAME OF REPORTING PERSONS Mark N. Diker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,461,098
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,461,098
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,461,098
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.8%
12		TYPE OF REPORTING PERSON (See Instructions) IN*

*The Reporting Person, as defined below, is affiliated with a Registered Investment Adviser but has elected to file Schedule 13G/A nonetheless. As an affiliate of a Registered Investment Adviser, the Reporting Person disclaims all beneficial ownership of these shares, and in any case, disclaims beneficial ownership of these shares except to the extent of the Reporting Person's pecuniary interest in the shares.

CUSIP No. M26895108	SCHEDULE 13G/A	Page 6 of 11 Pages

1		NAME OF REPORTING PERSONS Unterberg Technology Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,396,742
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,396,742
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,396,742
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12		TYPE OF REPORTING PERSON (See Instructions) PN*

*The Reporting Person, as defined below, is affiliated with a Registered Investment Adviser but has elected to file Schedule 13G/A nonetheless. As an affiliate of a Registered Investment Adviser, the Reporting Person disclaims all beneficial ownership of these shares, and in any case, disclaims beneficial ownership of these shares except to the extent of the Reporting Person's pecuniary interest in the shares.

CUSIP No. M26895108	SCHEDULE 13G/A	Page 7 of 11 Pages

1		NAME OF REPORTING PERSONS Unterberg Koller Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,687,201
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,687,201
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,687,201
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12		TYPE OF REPORTING PERSON (See Instructions) PN*

*The Reporting Person, as defined below, is affiliated with a Registered Investment Adviser but has elected to file Schedule 13G/A nonetheless. As an affiliate of a Registered Investment Adviser, the Reporting Person disclaims all beneficial ownership of these shares, and in any case, disclaims beneficial ownership of these shares except to the extent of the Reporting Person's pecuniary interest in the shares.

CUSIP No. M26895108	SCHEDULE 13G/A	Page 8 of 11 Pages

Item 1.	(a) Name of Issuer

Cyren LTD (the "Company")

(b) Address of Issuer’s Principal Executive Offices

The Company's principal executive offices are located at 1 Sapir Road, 5th Floor, Beit Ampa, P.O. Box 4014, Herzliya 46140, Israel.

Item 2.	(a) Name of Person Filing

This statement is filed by:

(i) Diker GP, LLC, a Delaware limited liability company ("Diker GP"), as the general partner to the Delaware limited partnership the Diker Value Tech Fund, LP (“VT”), Diker Value Tech QP Fund, LP (“VTQP”), Diker Small Cap Fund, LP ("SC"), the Diker Small Cap QP Fund, LP ("SCQP") and Diker Micro Cap Fund LP (“MC”) with respect to the Stock directly owned by VT, VTQP, SC, SCQP, MC and (collectively, the "Diker Funds"). The general partner of the Partnership is Unterberg Technology Partners GP, LLC, a Delaware limited liability company (the "General Partner"). As of November 1, 2012, all of the outstanding limited liability company interests of the General Partner were purchased by Diker GP, LLC. In connection with the purchase of the General Partner, Diker Management LLC (the "Investment Manager") replaced Unterberg Capital, LLC, a Delaware limited liability company and a former affiliate of the General Partner, as investment manager to the Partnership. In November of 2013 Unterberg Koller Capital Fund, LP was launched and Diker-UKC GP, LLC is the General Partner. Diker GP, LLC is the managing member of Diker-UKC GP, LLC and Diker Management LLC is the Investment Manager to the partnership;

(ii) Diker Management, LLC, a Delaware limited liability company ("Diker Management"), as the investment manager of the Diker Funds, with respect to the shares of Common Stock held by the Diker Funds;

(iii) Charles M. Diker, a citizen of the United States, and the managing member of each of Diker GP and Diker Management, with respect to the shares of Common Stock subject to the control of Diker GP and Diker Management;

(iv) Mark N. Diker, a citizen of the United States, and the managing member of each of Diker GP and Diker Management, with respect to the shares of Common Stock subject to the control of Diker GP and Diker Management;

(v) Unterberg Technology Partners LP, a Delaware limited partnership, with respect to the shares of Common Stock subject to the control of Diker GP and Diker Management; and

(vi) Unterberg Koller Capital Fund LP, a Delaware limited partnership, with respect to the shares of Common Stock subject to the control of Diker GP and Diker Management.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) Address of Principal Business Office, or, if none, Residence

The address of the business office of each of the Reporting Persons is 730 Fifth Avenue, 15th Floor, New York, NY 10019.

(c) Citizenship

Each of Diker GP and Diker Management is a Delaware limited liability company. Each of Charles M. Diker and Mark N. Diker is a United States citizen. Each of Unterberg Technology Partners LP and Unterberg Koller Capital Fund LP is a Delaware limited partnership.

(d) Title of Class of Securities

Common Stock (the "Common Stock").

(e) CUSIP No.:

M26895108

CUSIP No. M26895108	SCHEDULE 13G/A	Page 9 of 11 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

 If this statement is filed pursuant to 13d-1(c), check this box: ☒

CUSIP No. M26895108	SCHEDULE 13G/A	Page10 of 11 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The Reporting Persons may be deemed to be the beneficial owners of 5,461,098 shares of common stock, which includes 363,072 of common stock if 363,072 warrants were exercised. The percentage of beneficial ownership herein is determined by dividing the number of shares beneficially owned by Diker Management LLC, 5,461,098, by the number of shares outstanding , 39,091,000, plus 363,072, the number of shares that could be acquired if certain warrants were exercised.

Diker GP, LLC

(a) Amount beneficially owned: 5,461,098

(b) Percent of class: 13.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 5,461,098

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 5,461,098

Diker Management, LLC

(a) Amount beneficially owned: 5,461,098

(b) Percent of class: 13.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 5,461,098

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 5,461,098

Charles M. Diker

(a) Amount beneficially owned: 5,461,098

(b) Percent of class: 13.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 5,461,098

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 5,461,098

Mark N. Diker

(a) Amount beneficially owned: 5,461,098

(b) Percent of class: 13.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 5,461,098

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 5,461,098

Unterberg Technology Partners LP

(a) Amount beneficially owned: 2,396,742

(b) Percent of class: 6.1%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,396,742

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,396,742

Unterberg Koller Capital Fund LP

(a) Amount beneficially owned: 2,687,201

(b) Percent of class: 6.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,687,201

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,687,201

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

As the sole general partner of the Diker Funds, Diker GP, has the power to vote and dispose of the shares of the Common Stock owned by the Diker Funds and, accordingly, may be deemed the beneficial owner of such shares. Pursuant to investment advisory agreements, Diker Management serves as the investment manager of the Diker Funds. Accordingly, Diker Management may be deemed the beneficial owner of shares held by the Diker Funds. Charles M. Diker and Mark N. Diker are the managing members of each of Diker GP and Diker Management, and in that capacity direct their operations. Therefore, Charles M. Diker and Mark N. Diker may be beneficial owners of shares beneficially owned by Diker GP and Diker Management. The Reporting Persons disclaim all beneficial ownership, however, as affiliates of a Registered Investment Adviser, and in any case disclaim beneficial ownership except to the extent of their pecuniary interest in the shares. The Reporting Persons have elected to file Schedule 13G/A nonetheless.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. M26895108	SCHEDULE 13G/A	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2016

DIKER GP, LLC

By:	MARK N. DIKER
	Name:	Mark N. Diker
	Title:	Managing Member

DIKER MANAGEMENT, LLC

By:	MARK N. DIKER
	Name:	Mark N. Diker
	Title:	Managing Member

CHARLES M. DIKER, Individually

By:	/s/ CHARLES M. DIKER
	Name:	Charles M. Diker

MARK N. DIKER, Individually

By:	/s/ MARK N. DIKER
	Name:	Mark N. Diker

Unterberg Technology Partners LP
By: DIKER GP, LLC

By:	MARK N. DIKER
	Name:	Mark N. Diker
	Title:	Managing Member

Unterberg Koller Capital Fund LP
By: DIKER GP, LLC

By:	MARK N. DIKER
	Name:	Mark N. Diker
	Title:	Managing Member